UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Select Comfort Corporation

(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

81616X 10 3
(CUSIP Number)

June 6, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box  to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81616X 10 3	SCHEDULE 13G
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Liberty Diversified Industries, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	Not Applicable	(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,400,000 (see Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,400,000 (see Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000 (see Item 4)
10	CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12	TYPE OF REPORTING PERSON* CO

Item 1(a).	Name of Issuer:

The name of the issuer is Select Comfort Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the Issuer is 6105 Trenton Lane North, Minneapolis, Minnesota 55442.

Item 2(a).	Name of Person Filing:

The name of the Person Filing is Liberty Diversified Industries, Inc. (“LDI”)

Item 2(b).	Address or Principal Business Office Or, if None, Residence:

The address of the principal place of business of LDI is 5600 North Highway 169, New Hope, Minnesota 55428.

Item 2(c).	Citizenship:

LDI is a Minnesota corporation.

Item 2(d).	Title of Class of Securities:

The class of equity securities to which this Schedule relates is the common stock, $.01 par value per share, of Select Comfort Corporation.

Item 2(e).	CUSIP Number:

The CUSIP number of the common stock is 81616X 10 3.

Item 3.	If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:

(a) ☐ Broker or dealer registered under Section 15 of the Securities
Exchange Act of 1934 (the “Act”).

(b) ☐ Bank, as defined in Section 3(a)(6) of the Act.

(c) ☐ Insurance company, as defined in Section 3(a)(19) of the Act.

(d) ☐ Investment company registered under Section 8 of the Investment
Company Act of 1940.

(e) ☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

		(g)	☐	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G).

		(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.

		(i)	☐	A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

		(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.		Ownership:

(a)

LDI’s beneficial ownership includes 1,000,000 shares of common stock issued upon conversion on June 6, 2002 of a $1,000,000 senior secured convertible note purchased from the Issuer on June 6, 2001 and 400,000 shares of common stock issuable upon exercise of a warrant to purchase 400,000 shares of common stock also purchased from the Issuer on June 6, 2001.

(b)

Percent of class: 4.7%.  The foregoing percentage is calculated based on the 29,583,826 shares of common stock reported to be outstanding by Select Comfort Corporation on its most recently filed quarterly report on Form 10–Q for the quarter ended June 29, 2002.

	(c)	Number of shares as to which LDI has:

		(i)	Sole power to vote or to direct the vote	1,400,000

		(ii)	Shared power to vote or to direct the vote	0

		(iii)	Sole power to dispose or to direct the disposition of	1,400,000

		(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.		Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person (LDI) has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.		Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2002	Liberty Diversified Industries, Inc.

	By:	/s/ David Lenzen
David Lenzen, Executive Vice President